David G. Peinsipp (415) 693-2177 dpeinsipp@cooley.com	VIA EDGAR AND FEDEX
January 26, 2010
Mark P. Shuman
David L. Orlic
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

RE:	QuinStreet, Inc. Registration Statement on Form S-1 Filed on November 19, 2009 File No. 333-163228
Dear Messrs. Shuman and Orlic:
On behalf of QuinStreet, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-163228 (the “Registration Statement”). We are sending copies of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 25, 2010, and will forward a courtesy package of these documents for the staff of the Commission, in care of Mr. Orlic.
Please do not hesitate to contact me at (415) 693-2177 or Jodie Bourdet at (415) 693-2054 if you have any questions or would like additional information regarding the Registration Statement.
Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

Enclosures

cc:	Kenneth Hahn, QuinStreet, Inc. Daniel Caul, Esq., QuinStreet, Inc. Jodie Bourdet, Esq., Cooley Godward Kronish LLP Alan Denenberg, Esq., Davis Polk & Wardwell LLP
101 California Street, 5th Floor, San Francisco, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 www.cooley.com